Filed Pursuant to Rule 424(b)3
Registration No. 333-219092

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2017

PRICING SUPPLEMENT No. 1, dated October                , 2017

(To prospectus, dated June 30, 2017 and

prospectus supplement, dated June 30, 2017)

BB&T CORPORATION

Medium-Term Notes, Series G (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated June 30, 2017, as supplemented by the prospectus supplement, dated June 30, 2017 (the “prospectus supplement” and together with the prospectus, dated June 30, 2017, and all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $             aggregate principal amount of     % Senior Notes due February     , 2021 (the “Three-Year Fixed Rate Notes”), $             aggregate principal amount of Senior Floating Rate Notes due February     , 2021 (the “Three-Year Floating Rate Notes”) and $             aggregate principal amount of     % Senior Notes due October     , 2024 (the “Seven-Year Fixed Rate Notes” and, together with the Three-Year Fixed Rate Notes and Three-Year Floating Rate Notes, the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Three-Year Fixed Rate Notes	Three-Year Floating Rate Notes	Seven-Year Fixed Rate Notes
CUSIP / ISIN Nos.	05531FAZ6 / US05531FAZ62	05531FBA0 / US05531FBA03	05531FBB8 / US05531FBB85
Series	Series G (Senior)	Series G (Senior)	Series G (Senior)
Form of Note	Book-Entry	Book-Entry	Book-Entry
Principal Amount	$	$	$
Trade Date	October , 2017	October , 2017	October , 2017
Original Issue Date	October , 2017	October , 2017	October , 2017
Maturity Date	February , 2021	February , 2021	October , 2024
Redemption Date	January , 2021	January , 2021	September , 2024
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Three-Year Fixed Rate Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Three-Year Fixed Rate Notes.	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Three-Year Floating Rate Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Three-Year Floating Rate Notes.	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Seven-Year Fixed Rate Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Seven-Year Fixed Rate Notes.
Base Rate	Not applicable	LIBOR	Not applicable
Distribution	Underwritten basis	Underwritten basis	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$ / %	$ / %	$ / %
Net Proceeds (Before Expenses) to the Company	$	$	$
Interest Rate	%	3-month USD LIBOR determined on the Interest Determination Date plus the Spread	%
Initial Interest Rate	Not applicable	%	Not applicable
Interest Payment Dates	February and August of each year, commencing February , 2018	February , May , August and November of each year, commencing February , 2018	April and October of each year, commencing April , 2018
Regular Record Dates	15 calendar days prior to each Interest Payment Date	15 calendar days prior to each Interest Payment Date	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable	Two London Business Days prior to each Interest Reset Date	Not applicable
Interest Reset Dates	Not applicable	February , May , August and November of each year	Not applicable
Index Source	Not applicable	Reuters Page LIBOR01	Not applicable
Index Maturity	Not applicable	3 months	Not applicable
Spread	Not applicable	%	Not applicable
Spread Multiplier	Not applicable	Not applicable	Not applicable
Maximum Interest Rate	Not applicable	Maximum rate permitted by New York law	Not applicable
Day Count	30/360	Actual/360, modified following	30/360
Minimum Interest Rate	Not applicable	Zero	Not applicable
Original Issue Discount Notes	Not applicable	Not applicable	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Supplemental Risk Factor” beginning on page PS-5 of this pricing supplement and “Risk Factors” beginning on page S-2 of the prospectus supplement and page 17 of our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Three- Year Fixed Rate Note(1)		Total	Per Three- Year Floating Rate Note(1)		Total	Per Seven- Year Fixed Rate Note(1)		Total
Price to Public		%	$		%	$		%	$
Underwriters’ Discounts		%	$		%	$		%	$
Net Proceeds (Before Expenses) to Us		%	$		%	$		%	$
(1) Plus accrued interest, if any, from October , 2017, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about October     , 2017.

Joint Book-Running Managers

BB&T Capital Markets	Goldman Sachs & Co. LLC	Morgan Stanley	UBS Investment Bank

October     , 2017

RECENT DEVELOPMENTS

Third Quarter 2017 Financial Results

On October 19, 2017, we reported earnings for the third quarter of 2017. Outlined below is a summary of those results. Our third quarter 2017 consolidated financial results below should be read in conjunction with our Quarterly Reports on Form 10-Q for the periods ended March 31, 2017 and June 30, 2017, respectively, and our Annual Report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference herein.

Earnings Overview – Third Quarter 2017 Compared to Third Quarter 2016

Consolidated net income available to common shareholders for the third quarter of 2017 was $597 million. On a diluted per common share basis, earnings for the third quarter of 2017 were $0.74, an increase of $0.01 compared to the third quarter of 2016. Earnings for the current quarter include pre-tax merger-related and restructuring charges of $47 million ($29 million after-tax). Earnings for the earlier quarter include pre-tax merger-related and restructurings charges of $43 million ($27 million after-tax).

Our results of operations for the third quarter of 2017 produced an annualized return on average assets of 1.16% and an annualized return on average common shareholders’ equity of 8.82%, compared to annualized returns for the same quarter of the prior year of 1.15% and 8.87%, respectively.

Total revenues were $2.8 billion for the third quarter of 2017. On a taxable-equivalent basis, total revenues were $2.9 billion for the third quarter of 2017, an increase of $40 million compared to the same period in 2016. This reflects an increase of $38 million in taxable-equivalent net interest income. Net interest margin was 3.48%, compared to 3.39% for the third quarter of 2016.

The provision for credit losses was $126 million, compared to $148 million in the third quarter of 2016. Net charge-offs for the third quarter of 2017 totaled $127 million compared to $130 million for the earlier quarter.

Noninterest income was $1.2 billion, essentially flat compared to the third quarter of 2016. Noninterest expense was $1.7 billion for the third quarter of 2017, up $34 million compared to the earlier quarter. This increase was driven by higher personnel expense and other expense, partially offset by lower outside IT services.

The provision for income taxes was $294 million for the third quarter of 2017, compared to $273 million for the earlier quarter. This produced an effective tax rate for the third quarter of 2017 of 31.2%, compared to 29.8% for the third quarter of 2016.

Balance Sheet Overview – Third Quarter 2017 Compared to Second Quarter 2017

Average loans held for investment for the third quarter of 2017 were $142.7 billion, down $383 million, or 1.1% annualized, compared to the second quarter of 2017. Excluding planned runoff from sales finance loans, residential mortgage loans and PCI loans, average loans held for investment increased $838 million, or 3.2% annualized, compared to the prior quarter.

Average commercial and industrial loans decreased $295 million, while average CRE-income producing properties increased $235 million. The changes were impacted by the reclassification of approximately $500 million in loans from commercial and industrial to CRE-income producing properties that was made at the time of our new commercial loan system implementation at the beginning of the third quarter. Average CRE-construction and development increased $276 million primarily due to utilization as projects progressed. Average other lending subsidiaries loans increased $522 million, which includes an increase due to strong growth in small ticket consumer finance, premium finance and equipment finance.

Average sales finance loans decreased $670 million, primarily due to strategic optimization and directing investments towards higher-yielding assets. In addition, average residential mortgage loans decreased $468 million as all conforming loans continue to be sold in the secondary market.

Average deposits for the third quarter were $157.4 billion, down $2.8 billion compared to the prior quarter. Average noninterest-bearing deposits increased $916 million, primarily due to increases in commercial balances.

Interest checking decreased $1.8 billion, primarily due to decreases in commercial balances, public funds and personal balances. Money market and savings decreased $2.8 billion primarily due to commercial balances. Average time deposits decreased $294 million due to decreases in personal balances. Average foreign office deposits increased $1.2 billion due to changes in the overall funding mix.

Noninterest-bearing deposits represented 34.0% of total average deposits for the third quarter, compared to 32.8% for the prior quarter and 31.7% a year ago. The cost of interest-bearing deposits was 0.35% for the third quarter, up five basis points compared to the prior quarter.

Asset Quality

Nonperforming assets totaled $680 million at September 30, 2017, down $10 million compared to June 30, 2017. The decrease was driven by improvements in commercial portfolios, partially offset by increases in residential mortgage and other lending subsidiaries portfolios. Nonperforming loans and leases represented 0.42% of loans and leases held for investment, a slight improvement compared to June 30, 2017.

Performing TDRs were up $39 million during the third quarter. This increase was largely related to other lending subsidiaries retail portfolios and commercial and industrial loans.

Loans 30-89 days past due and still accruing totaled $987 million at September 30, 2017, up $113 million compared to June 30, 2017. This increase was primarily due to an increase in residential mortgage loans, which was largely due to expected seasonality and the impact of the hurricanes.

Loans 90 days or more past due and still accruing totaled $505 million at September 30, 2017, up $12 million compared to June 30, 2017, primarily due to an increase in government guaranteed residential mortgage loans. The ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.35% at September 30, 2017, compared to 0.34% at June 30, 2017. Excluding government guaranteed and PCI loans, the ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.05% at September 30, 2017, flat compared to June 30, 2017.

Dividends and Capital

Our capital levels remained strong at September 30, 2017. We declared common dividends of $0.33 per share during the third quarter of 2017, a 10% increase compared to the second quarter of 2017, which resulted in a dividend payout ratio of 43.8%. We completed $920 million of share repurchases during the third quarter of 2017. The total payout ratio for the third quarter of 2017 was 198.0%.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings to fixed charges:
Including interest on deposits	4.72x	4.88x	5.16x	4.57x	4.72x	4.40x	3.61x
Excluding interest on deposits	6.87x	6.53x	6.93x	5.99x	6.19x	5.93x	5.21x

For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges and distributions from equity method investees, less capitalized interest and income from equity method investees. Fixed charges represent interest expense, capitalized interest and the interest portion of rent expense. Interest on deposits is subtracted from both the numerator and denominator in the calculation of the “excluding interest on deposits” ratio. We refer you to Exhibit 12 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 for additional information.

SUPPLEMENTAL RISK FACTOR

The following supplemental information concerning LIBOR is intended to be read in conjunction with the section entitled “Risk Factors” in the prospectus supplement, which the following information supplements and, if there are any inconsistencies, supersedes.

Regulatory changes in the method pursuant to which the LIBOR rates are determined and potential phasing out of LIBOR after 2021 may adversely affect the value of the Three-Year Floating Rate Notes.

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York. On August 24, 2017, the Federal Reserve Board requested public comment on a proposal for the Federal Reserve Bank of New York, in cooperation with the Office of Financial Research, to produce three new reference rates intended to serve as alternatives to LIBOR (the “Federal Reserve Board Request for Comment”). These alternative rates are based on overnight repurchase agreement transactions secured by U.S. Treasury securities. Comments are due by October 30, 2017. The Federal Reserve Board said that the publication of these alternative rates is targeted to commence by mid-2018.

At this time, it is not possible to predict the effect of the FCA Announcement, the Federal Reserve Board Request for Comment, or other regulatory changes or announcements, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom, the United States or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for LIBOR-based securities, including the Three-Year Floating Rate Notes. In addition, any changes announced by the FCA, including the FCA Announcement, other regulators or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of interest payments and the value of the Three-Year Floating Rate Notes may be affected.

More generally, any of the above changes or any other consequential changes to LIBOR as a result of international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on the value of and return on the Three-Year Floating Rate Notes.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated October     , 2017 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Three-Year Floating Rate Notes	Principal Amount of Three-Year Fixed Rate Notes	Principal Amount of Seven-Year Fixed Rate Notes
BB&T Capital Markets, a division of BB&T Securities, LLC	$	$	$
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
UBS Securities LLC

Total	$	$	$

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement. After the initial public offerings, the public offering prices may be changed from time to time.

The Notes are new issues of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

The underwriters expect to deliver the Notes to purchasers on or about October     , 2017, which will be the third business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing of the Notes should consult their own advisor.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discounts, will be approximately $            .

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Our affiliate, BB&T Capital Markets, a division of BB&T Securities, LLC, is a participating joint book-running manager. Because BB&T Capital Markets, a division of BB&T Securities, LLC, has a conflict of interest pursuant to Financial Industry Regulatory Authority (“FINRA”), this offering is being conducted in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.